SUB-ITEM 77E:  LEGAL PROCEEDINGS
Like many other mutual fund companies, in September 2003, Federated Investors, Inc., the parent company of the Federated funds' advisers and distributor (collectively, "Federated"), received detailed requests for information on shareholder trading activities in the Federated funds
("Funds") from the Securities and Exchange Commission,
 the New York State Attorney General,
and the National Association of Securities Dealers. Since that time, Federated has received additional inquiries from regulatory authorities on these and related matters, and more such
inquiries may be received in the future.
As a result of these inquiries, Federated and the Funds
 have conducted an internal investigation of the matters raised, which revealed instances in which a few investors were granted exceptions to Federated's internal procedures for limiting frequent transactions and that one of these investors made an additional investment in another Federated fund.
 The investigation has also identified
inadequate procedures which permitted a limited number of investors (including several employees) to engage in undetected frequent trading activities and/or the placement and acceptance of orders to purchase shares of fluctuating net asset value funds after the funds'
closing times. Federated has issued a series of press releases describing these matters in greater detail and emphasizing that it is committed to compensating the Funds for any detrimental impact these transactions may have had on them. In that regard, on February 3, 2004, Federated and the
independent directors of the Funds announced the establishment by Federated of a restoration
fund that is intended to cover any such detrimental impact.
 The press releases and related
communications are available in the "About Us" section of Federated's website www.federatedinvestors.com, and any future press releases on this subject will also be posted
there.
Shortly after Federated's first public announcement concerning the foregoing matters, and notwithstanding Federated's commitment to taking remedial actions, Federated and various
Funds were named as defendants in several class action lawsuits now pending in the United
States District Court for the District of Maryland seeking
 damages of unspecified amounts.
The lawsuits were purportedly filed on behalf of people
 who purchased, owned and/or
redeemed shares of Federated-sponsored mutual funds during specified periods beginning
November 1, 1998. The suits are generally similar in alleging that Federated engaged in illegal and improper trading practices including market timing and late trading in concert
with certain institutional traders, which allegedly caused
 financial injury to the mutual fund
shareholders.
Federated and various Funds have also been named as defendants in several additional lawsuits, the majority of which are now pending in the United States
 District Court for the Western
District of Pennsylvania, alleging, among other things, excessive advisory and rule 12b-1 fees, and seeking damages of unspecified amounts.
The board of the Funds has retained the law firm of Dickstein,
 Shapiro Morin & Oshinsky
LLP to represent the Funds in these lawsuits. Federated and the Funds, and their respective counsel, are reviewing the allegations and will respond appropriately. Additional lawsuits based upon similar allegations may be filed in the future.
The potential impact of these recent
lawsuits and future potential similar suits is uncertain.
 Although we do not believe that these
lawsuits will have a material adverse effect on the Funds, there can be no assurance that these suits, the ongoing adverse publicity and/or other developments resulting from the regulatory investigations will not result in increased Fund redemptions, reduced sales of Fund shares, or other adverse consequences for the Funds.